Exhibit (a)(5)(B)

PRESS RELEASE

Paris, May 11, 2011

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PPR S.A. commences tender offer to acquire Volcom, Inc.

PPR (FR 0000121485, PRTP.PA, PPFP) announced today that its wholly owned subsidiary, Transfer Holding, Inc., is commencing a cash tender offer to purchase all outstanding shares of common stock of Volcom, Inc. (NASDAQ: VLCM). On May 2, 2011, the companies previously announced a definitive merger agreement, whereby PPR would acquire Volcom in a cash tender offer and subsequent merger at a price of $24.50 per Volcom share, in cash.  The total enterprise value of the transaction is approximately $516.1 million.

If all closing conditions are met, including the requirement that at least a majority of the outstanding shares of Volcom common stock (on a fully diluted basis) are tendered, any remaining shares not tendered will be converted into the right to receive the same consideration in cash in connection with a merger of Transfer Holding into Volcom. Following the transaction, Volcom will be a wholly owned subsidiary of PPR.

Today PPR will file with the Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO that provides the terms of the tender offer, and Volcom will file a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of Volcom’s board of directors that Volcom stockholders accept the tender offer and tender their shares into the offer.  As previously disclosed, Volcom’s board of directors has unanimously approved the transaction.

The tender offer will expire at midnight, New York City time, on Thursday, June 9, 2011, unless extended in accordance with the definitive agreement between PPR and Volcom and the applicable rules and regulations of the SEC.  The closing of the tender offer is conditioned on, among other things, the valid tender of a majority of the outstanding shares of Volcom common stock on a fully diluted basis. The closing of the transaction is also conditioned upon the expiration or termination of any applicable waiting or review period under the Hart-Scott-Rodino Antitrust Improvements Act or any other antitrust or competition law and upon other customary closing conditions. As previously disclosed, stockholders holding shares representing approximately 14.4% of Volcom’s common stock have agreed to tender all of their shares into the tender offer.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase and related Letter of Transmittal that are being sent to the holders of Volcom common stock.  Copies of the Offer to Purchase and related Letter of Transmittal may be obtained from the information agent, MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or (212) 929-6600 (collect).

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Advisors

Peter J. Solomon Company is acting as financial advisor, and Wachtell, Lipton, Rosen & Katz is acting as legal advisor, to PPR.

Important Information

The tender offer described in this press release will commence today. This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. PPR has filed a tender offer statement with the SEC and will mail an offer to purchase, forms of letter of transmittal and related documents to Volcom stockholders.  Volcom will file with the SEC and will mail to its stockholders a solicitation/recommendation statement on Schedule 14D-9.  INVESTORS AND VOLCOM STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The offer to purchase, the letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of Volcom at no expense to them. These documents will also be available at no charge from the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from the Information Agent by contacting MacKenzie Partners, Inc. at 105 Madison Avenue, New York, New York 10016 or by calling (212) 929-5500 (collect) or (800) 322-2285 (toll-free).

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this press release, along with oral statements made from time to time by representatives of the company, are forward-looking statements that involve risks and uncertainty. Future events regarding the proposed transactions could differ materially from the forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the combined companies’ plans following, and the expected completion of, the proposed acquisition. These forward-looking statements involve certain risks and uncertainties that could cause actual results and the timing of events to differ materially from those indicated in such forward-looking statements and generally include statements that are predictive in nature and depend upon or refer to future events or conditions. Risks and uncertainties include the ability of the parties to complete the transactions contemplated by the merger agreement, including the parties’ abilities to satisfy the conditions to the consummation of the proposed acquisition; the possibility of any termination of the merger agreement; the timing of the tender offer and the subsequent merger; uncertainties as to how many of Volcom’s stockholders will tender their shares of common stock in the tender offer; the possibility that various other conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the acquisition; other uncertainties pertaining to the business of PPR and of Volcom; the outcome of any legal proceedings that may be instituted against one or both of PRR and Volcom and others in connection with the definitive agreement and transactions; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transaction; and other factors described in any of the companies’ filings with the French AMF (Autorité des marchés financiers) and the SEC, which contain and identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements. Many of the factors that will determine the outcome of the subject matter of this communication are beyond either PPR’s or Volcom’s ability to control or predict. The reader is cautioned not to unduly rely on these forward-looking statements. PPR expressly disclaims any intent or obligation to update or revise publicly any forward-looking statements except as required by law.

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This press release is a free translation of the French original press release.

The original French version of this press release is available on our website at www.ppr.com.

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About PPR

PPR nurtures a group of high-growth global brands distributed in more than 120 countries. Through its Consumer and Luxury brands, PPR generated revenue of €14.6 billion in 2010, and had approximately 60,000 employees at December 31, 2010. The PPR share is listed on Euronext Paris (FR 0000121485, PRTP.PA, PPFP).

To explore the PPR brand universe, please visit www.ppr.com :  the Luxury group (Gucci, Bottega Veneta, Yves Saint Laurent, Balenciaga, Boucheron, Sergio Rossi, Alexander McQueen and Stella McCartney), Puma, Fnac and Redcats (La Redoute, The Sportsman’s Guide, The Golf Warehouse…).

About Volcom

Volcom is an innovative designer, marketer and distributor of premium quality young mens and womens clothing, accessories and related products.  The Volcom brand, symbolized by The Stone , is athlete-driven, creative and forward thinking.  Volcom has consistently followed its motto of “youth against establishment,” and the brand is inspired by the energy of youth culture.  Volcom and Electric branded products are sold throughout the United States and internationally.  Volcom’s news announcements and SEC filings are available through the company’s website at www.volcom.com.

Contacts
Press (France):	Charlotte Judet	+33 (0)1 45 64 65 06	cjudet@ppr.com
	Paul Michon	+33 (0)1 45 64 63 48	pmichon@ppr.com
Press (U.S.):	Stephanie Slipher	(+1) 212-453-2211	stephanie.slipher@fleishman.com
Analysts/Investors:	Alexandre de Brettes Emmanuelle Marque	+33 (0)1 45 64 61 49 +33 (0)1 45 64 63 28	adebrettes@ppr.com emarque@ppr.com
Website:	www.ppr.com